As filed with the Securities and Exchange Commission on April 28, 1994
                                               Registration No. 33-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                 ______________________________________________

                                    Form S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                 ______________________________________________

                      McCAW CELLULAR COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

        DELAWARE                     4800                   91-1379052
(State or other jurisdiction  (Primary Standard          (I.R.S. Employer
  of incorporation or         Classification Code         Identification
      organization)                 Number                    Number)

                              5400 Carillon Point
                           Kirkland, Washington 98033
                                 (206) 827-4500

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Craig O. McCaw
               Chairman of the Board and Chief Executive Officer
                      McCaw Cellular Communications, Inc.
                              5400 Carillon Point
                           Kirkland, Washington 98033
                                 (206) 827-4500

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                Copies of all communications should be sent to:

                         Andrew A. Quartner, Esq.
                    McCaw Cellular Communications, Inc.
                        1150 Connecticut Avenue, NW
                          Washington, D.C.  20036

           Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ].

                 ______________________________________________

                        CALCULATION OF REGISTRATION FEE

                                                   Proposed
                                     Proposed       maximum
    Title of each       Amount        maximum      aggregate   Amount of
 class of securities     to be    offering price   offering  registration
  to be registered    registered     per share       price        fee
   =========================================================================

Class A Common Stock,
 par value $.01
 per share      3,200,000 shares       $48.32  $154,624,000  $53,318.62(1)

   =========================================================================
(1) Estimated solely for purposes of calculating the registration fee under Rule 457(c) based on the average of the high ($48 7/8) and low ($47 3/4) prices for such shares on the Nasdaq National Market on April 20, 1994.


    The registrant has filed a Registration Statement on Form S-4 (No. 33-50317) which became effective on November 10, 1993. Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus contained herein also relates to the 4,000,000 shares of Class A Common Stock of the registrant contained in such Registration Statement, of which 2,579,101 shares remain unissued.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      McCAW CELLULAR COMMUNICATIONS, INC.
                             CROSS REFERENCE SHEET
                     Pursuant to Item 501 of Regulation S-K

S-4 Item Number and Heading               Location in Prospectus
1.  Forepart of Registration Statement    Forepart of Registration
    and Outside Front Cover Page          Statement
    of Prospectus                         Outside Front Cover Page

2.  Inside Front and Outside Back         Inside Front and Outside Back
    Cover Pages of Prospectus             Cover Pages

3.  Risk Factors, Ratio of Earnings       Risk Factors
    to Fixed Charges and Other
    Information

4.  Terms of the Transaction                         *

5.  Pro Forma Financial Information                  *

6.  Material Contacts with the Company               *
    Being Acquired

7.  Additional Information Required                  *
    for Reoffering by Persons and Parties
    Deemed to be Underwriters

8.  Interests of Named Experts and Counsel           *

9.  Disclosure of Commission Position                *
    on Indemnification for Securities
    Act Liabilities

10. Information with Respect to S-3                  *
    Registrants

11. Incorporation of Certain              Incorporation of Certain
    Information by Reference              Documents by Reference

12. Information with Respect to S-2                  *
    or S-3 Registrants

13. Incorporation of Certain                         *
    Information by Reference

14. Information with Respect to                      *
    Registrants Other than S-2
    or S-3 Registrants

15. Information with Respect to S-3                  *
    Companies

16. Information with Respect to S-2                  *
    or S-3 Companies

17. Information with Respect to                      *
    Companies Other than S-3 or
    S-2 Companies

18. Information if Proxies, Consents or              *
    Authorizations are to be Solicited

19. Information if Proxies, Consents or              *
    Authorizations are not to be Solicited
    or in an Exchange Offer

_______________________________________
* Not applicable or answer negative upon the date of filing of this Registration Statement. The Registrant may be required to provide information (or further information) in response to one or more of such items under certain circumstances by means of a post-effective amendment to this Registration Statement or supplement to the prospectus contained herein.

PROSPECTUS (Subject to Completion)
ISSUED April 28, 1994

                                5,779,101 Shares
                      McCAW CELLULAR COMMUNICATIONS, INC.
                              CLASS A COMMON STOCK
                                 Par Value $.01
                         -----------------------------
     McCaw Cellular Communications, Inc., a Delaware corporation (the "Company"), has registered 5,779,101 shares of its Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), which may from time to time be offered by this Prospectus principally in connection with the formation or the acquisition, directly or indirectly, of entities or interests in entities which have received or may receive a license from the Federal Communications Commission (the "FCC") to provide cellular service. Such shares may be issued in exchange for the shares of capital stock (by merger or otherwise), partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, or in exchange for assets used in or related to the business of such entities.
In general, the terms of such acquisitions will be determined by direct negotiations between representatives of the Company and the owners of the businesses or properties to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. Under some circumstances, however, the Company may issue shares of Class A Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions. This Prospectus does not cover any resale of Class A Common Stock, and no person is authorized to make use of this Prospectus in connection with any such resale or distribution.
     From November 10, 1993 through April 27, 1994, the Company issued 1,420,899 shares of the Class A Common Stock in connection with acquisitions pursuant to a prior prospectus.
     The Company has filed a Registration Statement on Form S-4 (No. 33- _______) under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering up to 3,200,000 shares of the Class A Common Stock offered hereby. The Company has also filed a Registration Statement on Form S-4 (No. 33-50317) which became effective on November 10, 1993. This Prospectus also relates to the 4,000,000 shares of Class A Common Stock covered by Registration Statement No. 33-50317, of which 2,579,101 shares remain unissued.
     The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "MCAWA" and on the Pacific Stock Exchange under the symbol "MCWA." The Company has two classes of common stock, the Class A Common Stock and the Class B Common Stock, par value $.01 per share (the Class B Common Stock and, together with the Class A Common Stock, the "Common Stock"). The rights of holders of Class A Common Stock and holders of Class B Common Stock are essentially identical except for voting rights. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share. See "Risk Factors" and "Description of Capital Stock of the Company."
     The Company has entered into an Agreement and Plan of Merger (the "AT&T Merger Agreement") with American Telephone and Telegraph Company (which subsequently changed its name to AT&T Corp.) ("AT&T") pursuant to which, subject to the satisfaction of several conditions, including the receipt of necessary governmental consents, the Company will become a wholly owned subsidiary of AT&T and the Common Stock will be exchanged for the common stock, par value $1.00 per share (the "AT&T Stock"), of AT&T. See "Recent Development."
                      ___________________________________

     An investment in the shares offered hereby involves a high degree of risk. See "Risk Factors."
                      ------------------------------------
        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                      -----------------------------------
                 The date of this Prospectus is April __, 1994.
                   *   *   *   *   *   *   *   *   *   *   *
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

    No dealer, salesperson or other person has been authorized to give any information or to make any representation other than that contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

                               TABLE OF CONTENTS
    Page                          Page
Available Information..............2      Selected Proportionate
Incorporation of Certain                   Cellular Operating Data......19
  Documents by Reference...........3      The Offering..................21
The Company........................4      Description of Capital
Recent Development.................5        Stock of the Company........22
Risk Factors.......................6      Legal Matters.................27
Selected Consolidated Financial           Experts.......................27
  Data.............................16

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information filed by the Company can also be inspected and copied at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California, on which exchange the Class A Common Stock is listed.
    The Company has filed Registration Statements under the Securities
Act, covering the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statements and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

    As indicated below, this Prospectus incorporates documents by reference with respect to the Company which are not presented herein or delivered herewith. These documents (excluding certain exhibits) are available to any person, including any beneficial owner, to whom this Prospectus is delivered upon oral or written request and without charge. Requests should be directed to the Company, 5400 Carillon Point, Kirkland, Washington 98033,
Attention: Investor Relations, telephone (206) 828 1350. In order to ensure timely delivery of the documents, any request should be made five days prior to the date on which a final investment decision is to be made.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference (File No. 1-9854):
    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended; and
    2. The Company's Current Reports on Form 8-K, filed (a) September 17, 1993, as amended October 12, 1993, October 29, 1993 and April 18, 1994 and (b) April 5, 1994.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                                THE COMPANY

    The Company develops and provides wireless personal communications services, including cellular telephone, messaging and air-to-ground communications. The Company, both directly and through its 52% ownership of LIN Broadcasting Corporation (together with its subsidiaries, "LIN"), is the largest cellular telephone company in the United States based on 1992 revenues. The Company is also the fifth largest radio common carrier operator in the United States based on 1992 year-end subscribers. Radio common carrier systems provide messaging services (a lower-cost, complementary product line to cellular services) and conventional mobile phone and telephone answering services. The Company also owns Claircom Communications Group, L.P., which began providing common carrier voice communications services for airline passengers in February 1993 and plans to provide two-way data communication services beginning in 1994. LIN also owns seven network-affiliated television stations. The mailing address of the Company's principal executive offices is 5400 Carillon Point, Kirkland, Washington 98033, and its telephone number is (206) 827-4500.

                            RECENT DEVELOPMENT

    On August 16, 1993, the Company entered into the AT&T Merger Agreement pursuant to which the Company would merge with a subsidiary of AT&T and thereby become a wholly owned subsidiary of AT&T (the "Merger" or "AT&T Transaction"). AT&T is subject to the information and reporting requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. AT&T Stock is traded on the New York Stock Exchange. For pro forma financial information regarding AT&T assuming consummation of the AT&T Transaction, see the Company's Report on Form 8-K filed September 17, 1993, as amended October 12, 1993, October 29, 1993, and April 18, 1994, incorporated by reference herein.

    In the AT&T Transaction, and subject to the terms referred to in the following sentences, each share of the Common Stock would be converted into one share of AT&T Stock. In the event that the average closing price of the AT&T Stock is greater than $71.73 per share during the 20 most recent trading days ending on the fifth business day prior to the closing of the AT&T Transaction, the exchange rate will be adjusted downward to provide for the delivery of shares of AT&T Stock worth $71.73 for each share of Common Stock, but in no event less than 0.909 shares of AT&T Stock for each share of Common Stock. In the event that the average closing price of the AT&T Stock is less than $53.00 per share during such period, the exchange rate will be adjusted upward to provide for the delivery of shares of AT&T Stock worth $53.00 for each share of Common Stock, but in no event more than 1.111 shares of AT&T Stock for each share of Common Stock.

    The AT&T Transaction has been approved by the respective Boards of Directors of AT&T and the Company and by the Company's stockholders, but is subject to the satisfaction of several conditions, including the receipt of necessary governmental consents. See "Risk Factors." Necessary governmental consents include approval by the FCC, which has not yet been obtained, and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which has not yet occurred. The AT&T Transaction is also subject to the conditions that the Company receive an opinion of counsel that no gain or loss will be recognized upon the exchange of Common Stock for shares of AT&T Stock and that AT&T receive from its independent public accountants an opinion that the AT&T Transaction will qualify for pooling-of-interests accounting treatment.

    The obligations of AT&T and McCaw to consummate the Merger are also subject to the condition that there be no preliminary or permanent injunction or other order by any court or governmental or regulatory authority of competent jurisdiction, including any state governmental or regulatory authorities, prohibiting consummation of the Merger or permitting such consummation only subject to any condition or restriction unacceptable to AT&T in its reasonable judgment. In addition, the obligation of AT&T to consummate the Merger is subject to the condition that no suit, action, investigation, inquiry or other proceeding by any United States governmental body or other material governmental body shall have been instituted and be pending which imposes or which would be reasonably expected to impose any condition or restriction unacceptable to AT&T in its reasonable judgment.
Each party has agreed to use all reasonable efforts to have any such injunction or order lifted and otherwise satisfy the conditions to Closing.

    On April 5, 1994, the United States District Court for the District of Columbia issued an Order in the case entitled United States v. Western Electric Co. Inc., et al., Civil Action No. 82-0192, declaring that AT&T's acquisition of the Company's interest in cellular properties controlled by a Bell Operating Company would violate Section I(D) of the Modification of Final Judgment (the "Decree"), United States v. American Telephone and Telegraph Co., 552 F. Supp. 131, 226-34 (D.D.C. 1982), aff'd sub nom,
Maryland v. United States, 460 U.S. 1001 (1983), and that AT&T must seek a waiver or modification of the Decree in order to proceed with the Merger. There can be no assurance as to whether, or when, the Court will grant any such waiver or modification.

     Either party will have a right to terminate the AT&T Merger Agreement if the Merger has not closed by September 30, 1994. Separately, AT&T has agreed to purchase, at the Company's option, exercisable in the event the AT&T Merger Agreement is terminated, approximately 11.7 million newly issued shares of the Class A Common Stock at $51.25 per share, for a total purchase price of $600 million. Such purchase would be subject to certain conditions, including the receipt of necessary governmental approvals. In the event that it is finally judicially determined that the AT&T Merger Agreement was terminated as a result of a breach of the Company's obligations thereunder, AT&T has the right to require the Company to repurchase all shares so purchased by AT&T, at the original purchase price plus interest at 7% per annum.

                               RISK FACTORS

    The shares of Class A Common Stock offered hereby are speculative and involve a high degree of risk. Investors should carefully consider, together with the other information contained in this Prospectus and the documents incorporated by reference, the following risk factors.

Proposed AT&T Transaction

    The Company has entered into the AT&T Merger Agreement, consummation of which is subject to the satisfaction of several conditions, including the receipt of necessary governmental consents. See "Recent Development." The Company expects extensive comments, and in some cases challenges, to be filed in connection with proceedings to obtain such consents. The Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Merger is consummated, the FTC or the Antitrust Division could, among other things, seek under the antitrust laws to enjoin the Merger or to cause AT&T to divest itself, in whole or in part, of the Company or of other business conducted by AT&T. Under certain circumstances, private parties may also bring legal action under the antitrust laws challenging the Merger, including the challenge based on the Decree. See "Recent Development," which describes an order issued April 5, 1994 declaring that AT&T must seek a waiver or modification of the Decree in order to proceed with the Merger. There can be no assurance that AT&T and the Company will prevail with respect to challenges made to the AT&T Transaction or with respect to any conditions that may be imposed upon it.

    In addition, although the parties have agreed that neither party may terminate the AT&T Merger Agreement without cause prior to September 30, 1994, certain of such proceedings may take a significant length of time. The length of time to complete such proceedings is beyond the control of the Company. While the Company anticipates that all such consents will be received and other conditions satisfied, there can be no assurance that they will be within the time provided in the AT&T Merger Agreement and no assurance can be given as to when the AT&T Transaction will be consummated. If it is not consummated, the price of the Class A Common Stock could decline substantially. Prior to the announcement by the Company in November 1992 that it was considering a transaction with AT&T, the Class A Common Stock was trading at approximately $25 per share.

    If the AT&T Transaction is consummated, the Company will become a wholly owned subsidiary of AT&T, and the Company's stockholders, including holders of the shares of Class A Common
Stock offered hereby, will become stockholders of AT&T.
Accordingly, prior to such consummation the price of the Class A

Common Stock will be determined in large part by the value of the
AT&T Stock for which the Common Stock will be exchanged and the
likelihood that the Merger will be consummated.    See "Recent
Development."

    The following risk factors do not reflect the financial resources, strategic benefits or other effects on the Company that may result from the consummation of the AT&T Transaction. If the AT&T Transaction is consummated the shares of Class A Common Stock will be converted into shares of AT&T Stock and all such risks will become part of the risks of investing in AT&T Stock after giving effect to the Merger.

Losses

    The Company's activities have primarily consisted of the acquisition of interests in cellular licensees and the construction, operation and expansion of cellular, air-to-ground, messaging and broadcasting communications systems. The Company has experienced substantial net losses, exclusive of gains on disposition of assets, and has had insufficient internally generated funds to cover capital, operating expenditures and debt service since its inception. For the years ended December 31, 1993, 1992, 1991 and 1989, the Company's net losses were $272.3 million, $285.6 million, $2,231.4 million and $288.5 million, respectively. Excluding the gain recognized on the Company's transaction with BellSouth Corporation (the "BellSouth Transaction"), the net loss for the year ended December 31, 1991 would have been approximately $2,474.7 million, including interest expense of $578.0 million. Excluding the gain recognized on the Company's transaction with Contel Cellular Inc. (the "Contel Transaction"), the net loss for the year ended December 31, 1990 would have been approximately $595.7 million instead of the actual reported net income for such period, which was $562.3 million.

High Leverage; Capital Requirements

    Both the Company and LIN have outstanding several issues of indebtedness. The Company maintains two bank credit facilities under which $4.0 billion is available (the "McCaw Bank Credit Facilities"). Under the McCaw Bank Credit Facilities borrowings are subject to the satisfaction of certain conditions. The Company also entered into a Credit Agreement with AT&T under which an aggregate of $350 million is available for the Company's financing of certain acquisitions and other business opportunities.

    LIN maintains two bank facilities, including a $1.75 billion facility entered into by a subsidiary holding the majority of its cellular properties and a $350 million facility entered into by a subsidiary holding the majority of its broadcast television properties. LIN's credit facilities prohibit the payment of dividends and distributions to LIN by its major operating subsidiaries, thereby effectively limiting the ability of LIN to transfer funds to the Company.

    The Company

    As of December 31, 1993, the Company, exclusive of LIN, had total indebtedness of approximately $3.5 billion, including approximately $3.4 billion pursuant to the McCaw Bank Credit Facilities. Total interest expense for the Company, exclusive of LIN, for the twelve month period ended December 31, 1993 was approximately $298.8 million. The Company's indebtedness under the McCaw Bank Credit Facilities bears interest at fluctuating rates. Although the Company has entered into interest rate protection agreements with respect to a significant portion of such indebtedness, increases in interest rates on such indebtedness could adversely affect the Company's results of operations and the cash available to service the Company's indebtedness. During 1993, the Company redeemed all of its outstanding convertible senior subordinated indebtedness and replaced its other senior subordinated indebtedness with indebtedness under the McCaw Bank Credit Facilities. These redemptions should result in significant future interest savings.

    In addition to servicing its substantial indebtedness, the Company will need capital to operate and expand its cellular systems, to fund operating losses for its cellular systems, to make future acquisitions of cellular and messaging interests and to accommodate the transition from "analog" to "digital" cellular service. These capital requirements will be substantial for the foreseeable future. The conversion from analog to digital equipment will require significant expenditures but will substantially expand the capacity of the Company's cellular systems.

    The Company does not expect that its operations will generate sufficient cash to meet its expenditure requirements for the next few years. Historically the Company has raised financing through the issuance of public indebtedness, bank borrowings and the sale of equity or assets. Pending closing of the AT&T Transaction, AT&T has agreed to finance (through the credit agreement discussed above) the Company's pursuit of certain acquisition and other business opportunities. In addition, AT&T has agreed to purchase approximately 11.7 million newly issued shares of Class A Common Stock for a total purchase price of $600 million in the event that the AT&T Merger Agreement is terminated. See "Recent Development."

    There can be no assurance that the Company will be able to obtain additional financing or sell assets when needed or, if it is able to obtain such financing or sell assets, that the terms will be favorable to the Company. The Company will be required by the terms of the McCaw Bank Credit Facilities to apply the proceeds of certain asset sales to the repayment of loans thereunder. While the Company expects to have sufficient internally generated funds to repay its indebtedness at maturity, there can be no assurance that this will occur. Alternatively, the Company believes it will be able to make such repayments through the refinancing of such obligations, sales of equity, sales of assets or other arrangements. There can be no assurance that the Company will be able to refinance such indebtedness or, if the Company is able to do so, that the terms available will be favorable to the Company.

    LIN

    LIN's total indebtedness as of December 31, 1993 was approximately $1.7 billion. For the twelve month period ended December 31, 1993, LIN had interest expense of approximately $95.4 million. LIN's indebtedness bears interest at fluctuating rates. Although LIN has entered into interest rate protection agreements with respect to a significant portion of such indebtedness, increases in interest rates on such indebtedness could adversely affect LIN's ability to service its indebtedness.

    In addition to servicing its substantial indebtedness, LIN will need capital to operate and expand its cellular systems, including switching to digital transmitting equipment, and to make future acquisitions of cellular interests.

    While LIN has generated sufficient cash to meet its expenditure requirements, LIN continues to have substantial debt service and operating and capital requirements. If cash generated from operations is not sufficient to fund those requirements, LIN will have to borrow additional amounts under its cellular revolving credit facility, issue additional debt through a private or public offering, sell equity or certain assets or enter into other arrangements such as joint ventures and restructurings. There can be no assurance that LIN will be able to obtain such additional financing or sell assets when needed or, if it is able to obtain such financing or sell assets, that the terms will be favorable to LIN. While LIN expects to have sufficient internally generated funds to repay its indebtedness at maturity, there can be no assurance this will occur.

Insufficient Earnings to Cover Fixed Charges

    The Company's earnings were insufficient to cover combined fixed charges and preferred stock dividends for the years ended December 31, 1993, 1992, 1991 and 1989. The deficiencies for such years were $104.8 million, $347.1 million, $352.5 million and $321.8 million, respectively. Excluding the gain recognized on the BellSouth Transaction for the year ended December 31, 1991, the deficiency would have been $595.8 million. In addition, excluding the gain recognized on the Contel Transaction, during the year ended December 31, 1990 the Company's earnings would have been insufficient to cover combined fixed charges and preferred stock dividends by $506.8 million. Assuming the Contel Transaction, the LIN Acquisition and the Metromedia Transaction had been completed as of January 1, 1990, and excluding the gains recognized on the Contel Transaction and Metromedia Transaction and certain other nonrecurring charges, the amount of such deficiency would have been $776.2 million for the year ended December 31, 1990.

Revenue Growth and Covenants

    Under the McCaw Bank Credit Facilities, the Company must remain in compliance with a series of financial covenants which compare, among other things, the levels of the Company's indebtedness to its cash flow (as defined in the McCaw Bank Credit Facilities) as of the end of each quarter. Exclusive of the effect of significant acquisitions, the Company's revenues and cash flows (as defined in the McCaw Bank Credit Facilities) have grown at significant rates in the past. While the Company expects its revenues and cash flows to continue to grow in the future, there can be no assurance that this will occur or that the rates of growth will equal the rates achieved by the Company in prior periods. Indeed, as absolute levels of revenues and cash flows increase, it is expected that the percentage rate of growth will decline.

    It is the Company's policy to carefully monitor the state of its business, cash requirements and capital structure. From time to time, the Company may enter into transactions pursuant to which debt is extinguished, such as the Company's transaction with CMT Partners and the redemption of the Company's senior subordinated indebtedness. Any failure to comply with these or other covenants and restrictions contained in the Company's indebtedness could result in a default thereunder. The ability of the Company to comply with these provisions may be affected by events beyond its control. If the Company fails to service its indebtedness or satisfy the covenants contained in the McCaw Bank Credit Facilities or the agreements relating to its other indebtedness, the Company will be in default. In such an event, holders of the Company's indebtedness will be able to exercise their rights, including the right to declare all the borrowed funds and interest thereon immediately due and payable. If the Company were unable to repay such indebtedness, the holders of such indebtedness could proceed against their collateral, if any. Substantially all the Company's assets, including its stock in subsidiaries and its ownership interests in entities holding cellular licenses, are pledged or encumbered as security for indebtedness.

Restrictions on Payment of Dividends

    The Company has never paid any cash dividends on the Common Stock. The Company's Board of Directors will determine future dividend policy based on the Company's results of operations, financial condition, capital requirements and other circumstances. The McCaw Bank Credit Facilities and the AT&T Merger Agreement prohibit the Company from paying cash dividends on the Class A Common Stock. There are also restrictions on the ability of certain of the Company's subsidiaries to pay dividends to the Company. It is not anticipated that any cash dividends will be paid on the Common Stock in the foreseeable future.

Private Market Value Guarantee

    The Company has entered into a Private Market Value
Guarantee for the benefit of LIN's stockholders (other than the Company and its affiliates) providing that, for as long as the Company and its affiliates (or any buyer of 25% or more of LIN's common stock from the Company) beneficially own in the aggregate at least 25% of the outstanding shares of LIN common stock on a fully diluted basis or the Company's designees constitute a majority of LIN's Board of Directors and any shares are held by other persons, LIN's affairs will be conducted in accordance with the provisions of the Private Market Value Guarantee, which limits the ability of the Company to control LIN. For example, all material transactions between the Company and LIN must be approved by a majority of the independent directors of LIN. In addition, LIN may not make any acquisition or disposition (except for acquisition of cellular interests in its existing markets) if the independent directors unanimously determine that such acquisition or disposition is not in the best interests of LIN. Finally, no transactions by LIN may be undertaken if the independent directors unanimously determine that it would likely depress the value of LIN at the time the Company is required to take the actions described in the next paragraph.

    In addition, the Company will be obligated in 1995 either to offer to purchase all the remaining shares of LIN common stock for private market value (as determined in accordance with the provisions of the Private Market Value Guarantee) or put LIN up for sale. In the event that the Company chooses to purchase the remaining shares of LIN at such time, it may be necessary for the Company to incur substantial additional indebtedness or sell substantial additional equity to make such acquisition. There can be no assurance that such indebtedness or equity will be available to the Company or, if it is available, that the terms thereof will be favorable to the Company or that the Company will otherwise be able to finance such purchase. In the event that the Company elects not to acquire the remaining interest in LIN, but instead chooses to put LIN up for sale, there can be no guarantee that any sale will be consummated, or if consummated that the price obtained by the Company will be favorable. If the AT&T Transaction is consummated, all of the foregoing elections and obligations of the Company will be assumed by AT&T.

Industry and Operating History

    The Company commenced operating its first cellular system in 1984. Although numerous cellular telephone systems are operational in the United States and other countries, the industry has only a limited operating history. As a result, there is uncertainty concerning the future of the industry and the potential demand for cellular telephones and service by the public. In addition, the success of the Company's cellular systems may be affected by matters beyond its control, such as the future cost of cellular telephones, changes in technology and competition from other providers of wireless communications. See "Competition."

Competition

    The FCC awards only two cellular licenses in each market - an A Block and a B Block license. During its initial licensing of Metropolitan Statistical Areas ("MSA") and rural service areas ("RSA"), the FCC reserved the A Block license for a nonwireline company (which in each of the Company s markets is the partnership or other entity in which the Company owns an interest) and the B Block license for an affiliate of a local wireline telephone company. Now, subject to FCC rules, an A Block or a B Block license may be granted to either a wireline or nonwireline entity, but no entity may control more than one license per market. B Block licensees compete directly with the Company in attracting and retaining cellular telephone customers and dealers in each of the markets in which the Company operates. Competition is principally on the basis of services and enhancements offered, the technical quality of the system, quality and responsiveness of customer service and price. Competition may be intense. The financial and other resources available to the B Block licensees have been, in most cases, substantially greater than those available to the Company and because the Company has generally purchased its licenses, the B Block licensees generally have less invested in their licenses than does the Company. In addition, the B Block licensee generally completed construction and commenced operation of its system earlier than the Company's partnership, giving the B Block licensee a significant head start. GTE Corporation and most of the other major B Block licensees have formed a national network similar to the one created by the Company, which competes with the Company's national network.

    In addition to B Block cellular competition, the Company and its unconsolidated affiliates expect to face competition from enhanced specialized mobile radio services ("ESMR") operations, such as Nextel, which are providing cellular-like services in the Company's California markets. A number of other ESMR networks are scheduled to begin either operation or construction in 1994 in other cities as well.

    In September 1993, the FCC adopted rules for the licensing of personal communications services ("PCS"). While the Company and other cellular carriers will be eligible to compete for these licenses, the amount of PCS spectrum that cellular carriers may acquire in their own cellular market areas is limited. Furthermore, the FCC's rules provide for as many as seven PCS licenses in any market area, so the likelihood of additional competition in wireless services has increased. The FCC has also established Rand-McNally Major Trading Areas ("MTAs") and Basic Trading Areas ("BTAs") as the licensing areas for PCS services. Both MTAs and BTAs are larger than a cellular MSA or RSA. In some instances, an MTA may exceed in size the Company's cluster of cellular licenses in a particular geographic region. It is expected that PCS licenses will begin to be awarded in 1994. Several parties to the FCC proceeding including the Company have petitioned for reconsideration of certain aspects of the PCS rules and it is possible that the FCC could amend its rules based on these petitions.

Additional Acquisitions of Assets and Indebtedness

    The Company may pursue opportunities to acquire additional cellular interests (including stock of publicly traded companies) as they become available, including additional interests in licensees in which it currently owns, or has a right or an obligation to acquire, an interest, as well as interests in licensees serving other markets. The Company may also acquire interests in other communications businesses. Such acquisitions may be substantial and may involve the incurrence of substantial additional amounts of indebtedness. Under the Private Market Value Guarantee described above, the Company will be obligated to present certain acquisition opportunities to LIN before pursuing
them itself.   In addition, the AT&T Merger Agreement restricts
the Company's pursuit of certain acquisition opportunities.

Control of the Company

    The outstanding equity of the Company is currently beneficially owned approximately 22.2% by members of the McCaw family, including Craig O. McCaw, John E. McCaw, Jr., Keith W. McCaw and Bruce R. McCaw, all of whom are brothers and (except for Keith W. McCaw) directors of the Company, and management, approximately 17.9% by BT USA and approximately 6.9% by AT&T. The balance of the equity of the Company currently is owned by the public. As a result of the disproportionate voting rights between the Class A Common Stock and the Class B Common Stock, members of the McCaw family and management currently hold approximately 61.3% of the combined voting power of both classes of Common Stock, and BT USA currently holds approximately 21.33% of the combined voting power. See "Description of Capital Stock of the Company - Shareholders Agreements."

    As a result of the reduced voting rights of Class A Common Stock and as a result of the shareholder agreements described below in "Description of Capital Stock of the Company - Shareholders Agreements," the Company's public stockholders are not collectively able to (i) elect, or defeat the election of, any of the Company's directors, (ii) amend or prevent the amendment of the Company's Restated Certificate of Incorporation,
(iii) effect or prevent a merger, sale of assets or other corporate transaction, or (iv) accept any hostile bid that would result in a takeover of the Company.

Regulation

    The licensing, construction, operation, sale, interconnection arrangements and acquisition of cellular systems are regulated to varying degrees by the FCC. Changes in the regulation of the Company's activities, such as increased price regulation or deregulation of interconnection arrangements, could adversely affect the Company's results. The Company's FCC cellular operating licenses are granted for ten year periods. Failure to receive renewals could have an adverse effect on the Company.

    In addition, certain aspects of cellular system operations, including the setting of rates, may be subject to public utility regulation in the state in which service is provided. Public utility or public service commissions (or certain of the commissioners) and legislators in several states have expressed an interest in examining whether the cellular industry should be more closely regulated by such states. Such regulation could include one or all of the following: regulating the manner in which cellular service is provided to "wholesale" or "bulk" purchasers who resell such service to the public; regulating the provision of cellular service across landline telephone "exchange" or "LATA" boundaries; or mandating that cellular providers allow "equal access" to long-distance providers, thereby allowing cellular subscribers to choose their long-distance provider. There can be no assurance that this does not evidence a future trend in increased state regulation of the cellular industry.

FCC Licenses

    The Company's assets consist primarily of intangible assets, such as interests in entities holding FCC licenses, the value of which will depend significantly upon the success of the Company's business. While the Company believes that there is presently a market for such interests, such market may not exist in the future or the values obtainable may be lower than at present. As a consequence, in the event of default on indebtedness of the Company or any other event which would result in the liquidation of the Company's assets, there can be no assurance that the proceeds would be sufficient to pay the Company's obligations.
In addition, any such sale would require federal and possibly state regulatory approval which could preclude or substantially delay consummation of such sale.

Limitation on Foreign Ownership; Redemption Provision

    Under applicable law, no FCC license may be held by any entity if the total percentage of its shares owned of record or voted by non-U.S. persons or entities exceeds 25% if the FCC finds that the public interest will be served by the refusal or revocation of such license. Under Article IX of the Company's Restated Certificate of Incorporation, the Company has the right to redeem outstanding shares of its stock if the Company's Board of Directors determines that such redemption is necessary to prevent the loss or secure the reinstatement of any governmental license or franchise held by the Company.

    Because BT USA owns a significant portion of the 25% permitted foreign ownership, the Company may, from time to time, redeem stock from non-U.S. persons or entities. The Company has agreed with BT USA that in the event it becomes necessary to redeem outstanding capital stock of the Company to prevent the violation of any applicable foreign ownership limitation, to the fullest extent possible, the Company shall first designate for redemption securities held by all persons or entities other than BT USA before designating for redemption any securities held by

BT USA. Furthermore, in the event that securities held by BT USA are designated for redemption, the Company has agreed to provide BT USA with a certain price protection with respect to the shares repurchased from BT USA. Such price protection would not be applicable to shares redeemed from persons or entities other than BT USA. Any such redemptions would be conducted by first identifying shares held by non-U.S. persons or entities, second, selecting the shares to be redeemed in such manner as may be determined by the Board of Directors, subject to the agreements made with BT USA and, finally, giving at least 30 days' written notice of the redemption date to the record holders of the shares selected to be redeemed.

                                               SELECTED CONSOLIDATED FINANCIAL DATA
     Set forth below is selected consolidated historical financial data with respect to the Company for the five years ended December 31, 1993.  During these five years, the Company has been involved in a number of significant transactions.  Therefore, the following selected financial data may not be comparable from year to year.  This data should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the corresponding periods in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended, which are incorporated by reference herein.  See "Incorporation of Certain Documents by Reference".
                                                               Year Ended December 31,
                                            --------------------------------------------------
                                            1993           1992(2)        1991(2)        1990(1)        1989
                                            ----           -------        -------        -------        ----
                                                    (In thousands, except per share data)
Statement of Operations Data:
Net revenues                             $2,194,810     $1,743,336     $1,365,571     $1,037,453       $504,138
Operating and corporate expenses          1,407,574      1,098,645        904,933        736,148        451,999
Depreciation                                225,239        179,747        143,231        103,288         65,049
Valuation loss on equipment                 123,559            --             --             --             --
Amortization of intangible assets           178,360        205,452        201,617        149,637        127,312
                                           --------       --------       --------       --------       --------
Income (loss) from operations               260,078        259,492        115,790         48,380       (140,222)
Other income (expense):
  Interest expense                         (394,187)      (490,040)      (577,992)      (496,602)      (245,523)
  Equity in income of
     unconsolidated investees                71,071         40,177         22,874         16,752          6,886
  Provision for preferred stock
    dividend of a subsidiary               (134,300)      (134,300)      (134,300)       (52,348)           --
  Other, net(3)(4)                          (29,944)        39,065        298,609        855,217         90,331
                                            --------      --------       --------       --------       --------
Income (loss) before extraordinary
  items and cumulative effect of
  the change in accounting for
  income taxes                             (227,282)      (285,606)      (275,019)       371,399       (288,528)
Extraordinary items:  Loss on early
  extinguishment of debt, net of
  income tax benefit in 1993 and
  income tax benefit of prior years'
  operating loss in 1990                    (45,034)            --             --        190,919             --
Cumulative effect of the change in
  accounting for income taxes                    --             --     (1,956,346)            --             --
                                           --------       --------       --------       --------       --------
Net income (loss)                         $(272,316)     $(285,606)   $(2,231,365)      $562,318      $(288,528)
                                          ==========     ==========   ============      ========      ==========
                                                           (continued)

                                                               Year Ended December 31,
                                            --------------------------------------------------
                                            1993           1992(2)        1991(2)        1990(1)        1989
                                            ----           -------        -------        -------        ----
                                                    (In thousands, except per share data)
Statement of Operations Data (con't.):
Weighted average number of
  common and common
  equivalent shares
  outstanding                               202,948        182,675        181,487        182,424        148,158
                                            =======        =======        =======        =======        =======
Per share amounts:
  Income (loss) before
    extraordinary items and
    cumulative effect of the
    change in accounting for
    income taxes                             $(1.12)        $(1.60)        $(1.62)         $1.92         $(2.07)
  Extraordinary items: Loss on early
    extinguishment of debt in 1993
    and income tax benefit in 1990            (0.22)            --             --           1.05             --
  Cumulative effect of the
    change in accounting
    for income taxes                             --             --         (10.78)            --             --
                                            --------        -------        -------        -------        -------
  Net income (loss)                          $(1.34)        $(1.60)       $(12.40)         $2.97         $(2.07)
                                             =======        =======       ========         =====         =======

                                                           (continued)

                                                               Year Ended December 31,
                                            --------------------------------------------------
                                            1993           1992(2)        1991(2)        1990(1)        1989
                                            ----           -------        -------        -------        ----
                                                    (In thousands, except per share data)
Balance Sheet Data:

Working capital (deficit)                  $(91,459)       $71,674       $146,757       $288,970       $773,417
Property and equipment, net               1,616,480      1,439,058      1,196,482        874,725        630,264
Total assets                              9,064,929      8,955,445      8,727,637      8,714,165      3,041,344
Net deferred tax liability                1,955,687      1,899,581      1,993,920         40,047             --
Long-term portion of debt and
   mandatory repurchase obligation        4,989,746      5,562,393      5,281,742      5,289,236      1,786,376
Redeemable preferred stock of
   a subsidiary                           1,305,248      1,170,948      1,036,648        902,348             --
Total stockholders' investment
  (deficiency)                              (37,904)      (409,741)      (135,623)     2,044,711      1,003,969

- ----------------------
(1) Effective January 1, 1990, the Company prospectively changed its amortization period for cellular licensing costs from 10 years to 40 years to conform more closely with industry practices.  The effect of this change for the year ended December 31, 1990 was to reduce amortization of intangible assets $153.1 million, increase equity in income of unconsolidated investees $99.3 million, increase net income $242.4 million and increase net income per common share $1.33.  In addition, during 1990, the Company acquired controlling interest in LIN and LIN acquired controlling interest in the A Block licensee in New York City.
(2) The retroactive adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income
    Taxes," effective January 1, 1991, increased net loss in 1991 by the cumulative effect of the change in accounting for income taxes of $1,956.3 million or $10.78 per share, increased 1992 and 1991 amortization of intangibles by
    $1.0 million and $0.2 million, respectively, and increased 1992 and 1991 other, net by $80.1 million and $76.3 million, respectively.  The adoption decreased the loss per share before extraordinary item and cumulative effect of the change in accounting for income taxes by $0.43 to a loss of $1.60 in 1992 and by $0.42 to a loss of $1.62 in
    1991.  The effect of the adoption on the December 31, 1992 and 1991 balance sheets was to increase total assets by
    $39.5 million and $10.9 million, respectively; increase net deferred tax liability by $1,861.1 million and $1,911.7 million, respectively; and negatively impact stockholders' investment (deficiency) by $1,801.2 million and $1,880.3 million, respectively.
(3) Includes $243 million in pre-tax gain on the BellSouth Transaction for the year ended December 31, 1991 and $1,158 million in pre-tax gain on the Contel Transaction for the year ended December 31, 1990.
(4) The year ended December 31, 1993 includes $79 million in nonrecurring charges associated with the McCaw Bank Credit
    Facilities; $91.5 million in after tax gains recognized on the sale of the Company's Upstate New York and certain
    Kansas cellular interests and $49.6 million increase in tax expense resulting from the adjustment of the Company's tax liability to reflect the increase in federal tax rates from 34% to 35%.

              SELECTED PROPORTIONATE CELLULAR OPERATING DATA

    The following table sets forth unaudited, supplemental financial data for the Company's cellular segment reflecting proportionate consolidation of entities in which the Company has a substantial interest. This presentation differs from the consolidation methodology used to prepare the Company's principal financial statements in accordance with generally accepted accounting principles. The proportionate cellular operating data reflects the Company's ownership percentage of systems consolidated for financial reporting purposes (including approximately 52% of LIN's proportionate results) and the Company's ownership percentage of certain of its significant unconsolidated investees (which are accounted for on the equity method for financial reporting purposes).

                                        Year Ended December 31,
                                  1993         1992(4)      1991(4)
                                  ----         -------      -------
                                          ($ in thousands)

Service revenue              $1,646,630     $1,284,402    $  974,505
Equipment revenue, net              286          1,342           191
                             ----------     ----------    ----------
  Net revenues                1,646,916      1,285,744       974,696
                             ----------     ----------    ----------
Direct costs and expenses
  excluding marketing           513,051        413,350       323,507
Marketing expenses              393,629        301,162       257,650
Depreciation                    195,573        151,169       120,250
Valuation loss on equipment      93,786            --            --
Amortization of intangible
  assets                        178,214        229,050       223,480
                             ----------     ----------    ----------
  Total operating costs       1,374,253      1,094,731       924,887
                             ----------     ----------    ----------
Operating income
  proportionate basis          $272,663       $191,013       $49,809
                               ========       ========      ========
Proportionate subscribers(1)  1,934,000      1,366,000       985,000
Proportionate pops(2)(3)     61,600,000     60,400,000    57,400,000

- --------------------------
(1) As of December 31, 1993, 100% of subscribers in markets which the Company (exclusive of LIN) owned at least a 50% interest in plus
    100% of the subscribers of the cellular systems serving the CMT Partners was 1,602,000 and average penetration in such markets was 3.10%. The Company's (exclusive of LIN's) proportionate share of subscribers based on its December 31, 1993 ownership position in markets where it owned an interest was 1,481,000. As of December 31, 1993, 100% of subscribers in markets in which LIN owned an interest was 1,434,000 and average penetration in such markets was 3.34%. LIN's proportionate share of such subscribers based on its ownership position at December 31, 1993 was 865,000.

(2) Calculated by multiplying (i) the Donnelley Marketing Service estimate of current population in a market by (ii) the percentage ownership interest which the Company owned, or had the right or obligation to acquire, in the A Block licensee for that market. As of December 31, 1993, the Company (exclusive of LIN) owned
    47.4 million proportionate pops and LIN owned 27.2 million proportionate pops.
(3) Excludes 0.9 million, 0.4 million and 2.3 million proportionate pops for the periods ended December 31, 1993, 1992 and 1991, respectively, which are not reflected in the supplemental financial data for the Company's cellular segment set forth above because the effect on such results would not be material. Such pops consisted primarily of pending acquisitions and minority interests accounted for by the cost method for financial reporting purposes.
(4) During the first quarter of 1993, the Company retroactively adopted SFAS No. 109, effective January 1, 1991. The effect on the proportionate cellular operating data was to increase amortization expense and decrease operating income by $1.0 million in 1992 and $0.2 million in 1991.

                               THE OFFERING

    This Prospectus relates to up to 5,779,101 shares of Class A Common Stock, which the Company proposes to issue in its continuing program of acquisitions of entities or interests in entities which have received or may receive a license from the FCC to provide cellular service. The consideration for any acquisition may consist of cash, notes or other evidences of debt, assumptions of liabilities, equity securities or a combination thereof, as determined from time to time by negotiations between the Company and the owners of businesses or properties to be acquired. In general, the terms of acquisitions will be determined by direct negotiations between the representatives of the Company and the owners of the businesses or properties to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. Under some circumstances, however, the Company may issue shares of Class A Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.

    This Prospectus does not cover any resale of Class A Common
Stock, and no person is authorized to make use of this Prospectus in connection with any such resale or distribution.

    From November 10, 1993 to April 27, 1994, the Company issued
1,420,899 shares of Class A Common Stock in connection with acquisitions pursuant to a prior prospectus.

Restrictions on Resale of Class A Common Stock

    The Class A Common Stock offered hereby has been registered under the Securities Act, but this registration does not cover resale or distribution by the person who receives shares of the Class A Common Stock issued by the Company in its acquisitions. Affiliates of entities acquired by the Company may not sell shares of Class A Common Stock registered under this Prospectus except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule
145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities
Act. Generally, Rule 145 permits such affiliates to sell such shares immediately following the acquisition in compliance with certain volume limitations and manner of sale requirements.
Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (i) 1% of the shares of Class
A Common Stock outstanding (approximately 1.45 million shares assuming 145 million shares of Class A Common Stock remain outstanding) and (ii) the average weekly reported volume of trading of such Class A Common Stock on all national securities exchanges and/or reported through the Nasdaq National Market during the four calendar weeks preceding the proposed sale.
These restrictions do not apply to the exchange of shares of Class A Common Stock for shares of AT&T Stock in the AT&T Transaction and, in any event, will cease to apply under most other circumstances if the affiliate has held the shares of Class
A Common Stock for at least two years, provided that the person or entity is not then an affiliate of the Company. Individuals who are not affiliates of the entity being acquired will not be subject to resale restrictions under Rule 145 and may resell shares of Class A Common Stock immediately following the acquisition without an effective registration statement under the Securities Act. Rule 145 will also restrict the sale of shares of AT&T Stock acquired by affiliates of the Company in the AT&T Transaction.

                DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

Common Stock

    The Company's authorized Common Stock consists of 400 million shares of Class A Common Stock, par value $.01 per share, and 200 million shares of Class B Common Stock, par value $.01 per share. As of March 31, 1994, the Company had outstanding 149,311,440 shares of Class A Common Stock and 59,731,051 shares of Class B Common Stock. The Company has never paid any cash dividends and it is expected that the McCaw Bank Credit Facilities relating to the Company's senior bank indebtedness and certain other indebtedness of the Company will prohibit or restrict the payment of dividends in the future.

    The Class A Common Stock and the Class B Common Stock are identical in all respects except that (i) the holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to 10 votes per share with respect to all matters on which holders of Common Stock are entitled to vote, (ii) if common stock dividends are declared, holders of Class A Common Stock will receive shares of Class A Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock and (iii) each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time. These voting provisions should result in the McCaw family's retaining control over the Company, despite any accumulation of Class A Common Stock by third parties. See "Risk Factors - Control of the Company." Other than the voting provisions, there are no special features of the Common Stock, such as supermajority voting provisions, cumulative voting for directors or liabilities to further calls.

    In the event of liquidation, dissolution or winding up of the Company, the holders of the Class A Common Stock and the Class B Common Stock are entitled to share pro rata in the balance of assets, if any, remaining after the payment of all debts and other liabilities of the Company. Dividends may be declared and paid to the holders of Class B Common Stock only if at such time an equal per share dividend shall be declared and paid to the holders of Class A Common Stock, and vice versa.
Also, the Company may redeem stock from any holder at the lesser of (i) fair market value and (ii) such holder's purchase price, if purchased within a year of such redemption, to prevent the loss, or permit the reinstatement, of any license or franchise, where such loss is based upon such holder s failing to possess prescribed qualifications.

    No shares of the Common Stock have any preemptive rights. However, subject to certain limitations, the BT Purchase Agreement (as defined below) provides that BT USA will have rights with respect to issuances of capital stock. See "BT USA Purchase Right" below. Certain of BT USA's rights under the BT Purchase Agreement and the BT Shareholders Agreement (as defined below) have been incorporated in the Company's charter. Under the Communications Act, not more than 25% of the Company's capital stock may be owned of record or voted by other than U.S. citizens or entities. Under Article IX of the Company's Restated Certificate of Incorporation, the Company has the right to redeem outstanding shares of its stock if the Board of Directors determines that such redemption is necessary to prevent the loss, or secure the reinstatement, of any governmental license or franchise held by the Company.

    The transfer agent and registrar for the Class A Common
Stock is Chemical Trust Company of California.

    See "Recent Development" and "Risk Factors -- Proposed AT&T
Transaction" for a description of the proposed AT&T Transaction.

BT USA Purchase Right

    Pursuant to the Amended and Restated Purchase Agreement dated as of January 19, 1989, as amended as of May 1, 1989, between the Company and BT USA (the "BT Purchase Agreement"), BT USA has the right, in the event of an issuance of capital stock by the Company, to acquire a number of shares of such capital stock from the Company such that its percentage ownership interest in the Company's capital stock remains the same immediately after such issuance as immediately before such issuance.

Shareholders Agreements

    Members of the McCaw family, including the McCaw brothers, the Company and certain members of the Company's management and their related trusts have entered into a shareholders agreement (the "McCaw Shareholders Agreement"), dated as of May 31, 1989, as amended, which provides that the parties thereto will vote their shares of the Common Stock in accordance with the directions of Craig O. McCaw (and his successor, each the "Designated Party") and that the Designated Party is entitled to designate all members of the Company's Board of Directors. Currently, the Designated Party controls shares representing an aggregate of approximately 63% of the outstanding voting power of the Company. Under the McCaw Shareholders Agreement, any Designated Party is entitled, subject to certain restrictions, to designate his successor as Designated Party. In the absence of such designation, successor Designated Parties will be selected by the McCaw family in the manner specified in the McCaw Shareholders Agreement.

    The structure of the Company's Board of Directors has been further defined by a separate shareholders agreement (the "BT Shareholders Agreement"), dated June 20, 1989, entered into by the McCaw brothers, the Company and BT USA, and the Company's By-Laws. As of March 31, 1994, BT USA held shares representing an aggregate of approximately 21.3% of the outstanding voting power of the Company. These documents currently provide that BT USA will be entitled to designate four directors, subject to reduction so that its Board representation remains substantially proportionate with its equity interest in the Company and does not exceed the 25% limitation established under federal law on non-U.S. citizens as directors, that the Designated Party will be required to designate three directors independent of any relationship with any officer or director of the Company or with himself, BT USA or any other holder of 1% or more of the Company's outstanding stock (the "Independent Directors") and that the Designated Party will be entitled to designate a number of additional directors constituting a majority of the Company's Board. Thus, at all times the Designated Party will remain entitled to designate directors constituting a majority of the Company's Board.

    As part of a purchase of shares of Class A Common Stock by AT&T on February 23, 1993, AT&T currently has the right to designate one member of the Company s Board of Directors but has not yet done so. BT USA has agreed that, so long as the AT&T Merger Agreement is in effect, such designee may be elected to the Board notwithstanding any provision of the BT Shareholders Agreement to the contrary.

    In addition to the foregoing, the BT Purchase Agreement and the BT Shareholders Agreement also contain certain other provisions that may affect the Company. The BT Purchase Agreement provides that BT USA will have rights with respect to certain issuances of the Common Stock. See "BT USA Purchase Right" above. In addition, for so long as BT USA maintains ownership of Common Stock representing a sufficient number of shares entitling it to designate a nominee to serve as a member of the Board of Directors of the Company, and, subject to certain exceptions, for a period of 12 months thereafter, BT USA has agreed that it will not, other than through the Company, (i) engage in the United States in the business of acquiring, constructing or operating cellular telephone systems; (ii) assist any person in relation to any such business in the United States or become interested in any person engaged in any such business in the United States whether as an owner, partner or joint venturer, except for ownership of 5% or less of public companies;
(iii) subject to certain exceptions, solicit or encourage any employees having access to confidential information of the Company to leave the employment of the Company or any of its affiliates, or hire any such employee who has terminated his employment within one year after such termination; or (iv) solicit or participate in the solicitation of any part of the business of the Company from any person who is a customer or a prospective customer of the Company at the time of such solicitation, nor shall BT USA interfere with or disrupt any other then existing business relationship of the Company of which BT USA is aware. So long as the AT&T Merger Agreement is in effect, the Company has waived the provisions described in the foregoing sentence with respect to BT USA's investment in and relationship with MCI Communications Corporation. Such waiver will terminate five days after notice by the Company to BT USA of any termination of the AT&T Merger Agreement.

    Under the BT Purchase Agreement and the Company's Restated Certificate of Incorporation and By-Laws, the Company's Board of Directors will not be permitted to take any action without the approval of a majority of the Independent Directors or a majority of such directors and the directors not designated by the Designated Party, except in the case of (i) certain swaps of cellular assets, (ii) acquisitions of direct or indirect interests in, or assets of, the A Block cellular licensees in the 10 largest markets (based on 1980 pops) (provided such acquisitions do not involve more than 37 million such pops in the aggregate) and the Pittsburgh and San Francisco/San Jose markets, and (iii) a merger or sale of the Company. In addition, the Company will not be permitted, without BT USA's consent, to (i) amend its charter or By-Laws in ways that would adversely impair BT USA's rights contemplated by the BT Purchase Agreement, (ii) issue regular voting equity in excess of certain specified amounts (which amounts are at least 10% of outstanding equity in any year), (iii) issue Class B Common Stock or preferred stock with disproportionate voting rights, (iv) conduct business outside the telecommunications and related businesses, or (v) sell or otherwise dispose of, in any 12-month period, cellular assets involving 15% or more of the aggregate pops in which the Company has an interest or noncellular assets involving 15% or more of the fair market value of the Company's total assets.

    In the event that in any 12-month period there are four or more resolutions concerning "significant business decisions" proposed in good faith by the Designated Party which are not adopted by the Board of Directors, then, unless BT USA has supported such resolutions, the Designated Party may have the right to require BT USA to sell its Common Stock to a third party or to the Company. In such event BT USA shall be entitled to receive appraised value for its shares or, if more, its purchase price plus 12% interest per year for a period not to exceed three years.

    The members of the McCaw family who are parties to the BT Shareholders Agreement have agreed that they shall not at any time transfer any shares of stock or convert any shares of Class B Common Stock to Class A Common Stock if, immediately following such transfer or conversion, the Designated Party will not own or possess the power to vote in the aggregate a number of shares of stock (not including any such shares owned by the Jordan Trust or the Taylor Voting Trust) representing the "Necessary Percentage" of the aggregate voting power of the equity of the Company, other than in a transaction constituting a sale of the Company pursuant to an auction process. For this purpose, the term "Necessary Percentage" means the percentage of the aggregate voting power of the capital stock of the Company then outstanding which, together with the maximum percentage of the voting power of the Company represented by the stock owned by BT USA at any time on or before such date (as determined in accordance with the provisions of the BT Purchase Agreement), is equal to more than 50% of the aggregate voting power of the capital stock of the Company then outstanding.

    With respect to the appointment of a substitute Designated Party other than John E. McCaw, Jr., Wayne M. Perry or the transferee of the Designated Party's rights under the BT Shareholders Agreement in the event of a sale of the Company, the Independent Directors shall have the right to consent to the appointment of such substitute Designated Party, such consent not to be unreasonably withheld.

    The Company has agreed that until June 20, 1999, so long as BT USA owns at least 15% of the outstanding shares of the Company's Common Stock, any Sale of the Company (as defined), including any sale of shares by the McCaw family immediately following which the Designated Party no longer holds or controls shares representing the Necessary Percentage, will be pursuant to auction procedures. If BT USA is dissatisfied with the terms of any such sale, the Company will purchase (or will cause the proposed buyer to purchase) all of BT USA's equity interest in the Company at the same price being received by the other sellers of the Company's stock in such transaction, except that BT USA shall be entitled to receive certain price protection (fair market value or, in certain circumstances, BT USA's purchase price for the shares or a price per share as high as $53) in respect of the Company shares initially purchased by BT USA, as
well as certain other shares.   BT USA has agreed to waive these
rights in connection with the AT&T Transaction.

    All the provisions of the BT Shareholders Agreement and the other agreements made by the Company and BT USA may be waived or terminated by the parties.

Preferred Stock

    The Company has 10 million authorized shares of Preferred Stock, par value $.01 per share, none of which is outstanding, which may be issued from time to time in one or more classes or series. The Company's Restated Certificate of Incorporation authorizes the Board of Directors to issue from time to time one or more series of Preferred Stock with such designations and preferences, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereon, as permitted by law and as fixed from time to time by resolution of the Board of Directors. Because of its broad discretion with respect to the creation and issuance of any series of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock, and, by issuing shares of Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company in any transaction not approved by the Board of Directors, including a hostile tender offer.

                               LEGAL MATTERS

    The legality of the Class A Common Stock offered hereby will be passed upon for the Company by Perkins Coie, 1201 Third
Avenue, 40th Floor, Seattle, Washington  98101.

                                  EXPERTS

    The consolidated financial statements and schedules of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended, have been audited by Arthur Andersen & Co., independent public accountants, as set forth in their reports, which include an explanatory paragraph with respect to the change in the method of accounting for income taxes effective January 1, 1991, as explained in Note 1 to the Company's consolidated financial statements. In those reports, that firm states that with respect to LIN and its subsidiaries its opinion is based on the reports of other independent auditors, namely Ernst & Young. The combined financial statements and schedules of LIN's Unconsolidated Affiliates at December 31, 1993 and for each of the three years in the period ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon, which, as to the years 1993 and 1992, is based in part on the report of Deloitte & Touche, independent auditors, which also places reliance on other auditors. The consolidated financial statements and supporting schedules referred to above have been incorporated herein by reference in reliance upon the authority of those firms as experts in giving said reports.

    The consolidated financial statements of AT&T and its subsidiaries included in the Company's Current Report on Form 8-K, filed September 17, 1993, as amended on October 12, 1993, October 29, 1993 and April 18, 1994, and incorporated by reference in this Prospectus are incorporated by reference herein in reliance upon the report of Coopers & Lybrand, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of Directors and Officers

    Under Article III, Section 14 of the registrant's By-Laws as currently in effect and under indemnification agreements with certain of the registrant's officers and directors (the "Indemnity Agreements"), each person who is or was a director or officer of the registrant, or who serves or served any other enterprise or organization at the request of the registrant, shall be indemnified by the registrant to the full extent permitted by the Delaware General Corporation Law.

    Under the By-Laws and the Delaware General Corporation Law, to the extent that such person is successful on the merits or otherwise in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of the registrant, or serves or served any other enterprise or organization at the request of the registrant, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

    If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified under such law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

    If unsuccessful in defense of a suit brought by or in the right of the registrant, where such suit is settled, such person shall be indemnified under such law only against expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, except that if such person is adjudged to be liable in such suit for negligence or misconduct in the performance of his duty to the registrant, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

    The Indemnity Agreements provide certain directors and officers with specific contractual assurance that indemnification and advancement of expenses will be available to them regardless of any amendments to or revocation of the indemnification provisions of the registrant's By-Laws. The Indemnity Agreements provide for indemnification of directors and officers against both stockholder derivative claims and third-party claims.
Sections 145(a) and 145(b) of the Delaware General Corporation
Law, which grant corporations the power to indemnify directors and officers, specifically authorize lesser indemnification in connection with derivative claims than in connection with third-party claims. The distinction is that Section 145(a), concerning third-party claims, authorizes expenses and judgments and amounts paid in settlement (as is provided in the Indemnity Agreements), but Section 145(b), concerning derivative suits, generally authorizes only indemnification of expenses. However,
Section 145(f) expressly provides that the indemnification and advancement of expenses provided by or granted pursuant to the Subsections of Section 145 shall not be exclusive of any other rights to which those seeking indemnification may be entitled under any agreement.

    The Company also provides directors and officers liability insurance for the benefit of its directors and officers.

    In the AT&T Merger Agreement, AT&T has agreed that from and after the date of the Merger, AT&T will indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and any of its subsidiaries, whether any such person is or was an officer, director or employee of the Company or any of its subsidiaries, or is or was serving at the request of the Company as an officer, director or employee or agent of another entity, against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the date of the Merger (including, without limitation, the transactions contemplated by the AT&T Merger Agreement) to the full extent permitted or required under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to such indemnification); provided, however, that such indemnification shall be provided only to the extent any directors' and officers' liability insurance policy of the Company or its subsidiaries does not provide coverage and actual payment thereunder with respect to the matters that would otherwise be subject to such indemnification.

ITEM 21.  Exhibits and Financial Statement Schedules
   (a)   Exhibit Index
    2.1 Agreement and Plan of Merger, dated August 16, 1993, among AT&T, Ridge Merger Corporation and McCaw Cellular Communications, Inc. (incorporated by reference to Exhibit 2(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, as amended)
    2.2 Agreement, dated as of August 16, 1993, among AT&T, Craig O. McCaw, John E. McCaw, Jr., Bruce R. McCaw and Keith W. McCaw, et al. (incorporated by reference to Exhibit 99(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, as amended)
    4.1 Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, as amended)

    4.2  By-Laws of the Registrant (incorporated by reference to
         Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, as amended)
    5.1  Opinion of Perkins Coie
   12.1 McCaw Cellular Communications, Inc. and subsidiary companies schedule of computation of ratio of earnings to combined fixed charges and preferred stock dividends
   23.1  Consent of Arthur Andersen & Co.
   23.2  Consent of Ernst & Young
   23.3  Consent of Deloitte & Touche
   23.4  Consent of Arthur Andersen & Co.
   23.5  Consent of Coopers & Lybrand
   23.6  Consent of Perkins Coie (contained in Exhibit 5.1
         above)
   24    Powers of Attorney with respect to certain signatures



ITEM 22. Undertakings:

    The undersigned registrant hereby undertakes as follows:

         (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) Every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of any amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The undersigned registrant will deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, will deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) The registrant will respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (6) The registrant will supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, except where the transaction in which the securities being offered pursuant to the registration statement would itself qualify for an exemption under Section 5 of the Securities Act of 1933, absent the existence of other similar (prior or subsequent) transactions.

         (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (8) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (a) To include any prospectus required by Section
         10(a)(3) of the Securities Act of 1933;

         (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (9) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (10) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on April 28, 1994.

                             McCAW CELLULAR COMMUNICATIONS, INC.


                             By:  ANDREW A. QUARTNER
                                  Andrew A. Quartner
                                  Senior Vice President

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

      Signature                    Title               Date
     ----------                   ------               -----
                          Chairman of the Board,
                        Chief Executive Officer and
                            Director (Principal
   Craig O. McCaw*          Executive Officer)    April 28, 1994
 -------------------
   Craig O. McCaw
                          Chief Financial Officer
                       (Principal Financial Officer
                         and Principal Accounting
  Steven W. Hooper*              Officer)         April 28, 1994
 -------------------
  Steven W. Hooper

                               Vice Chairman
   Wayne M. Perry*             of the Board       April 28, 1994
 -------------------
   Wayne M. Perry

                               President and
 James L. Barksdale*             Director         April 28, 1994
 -------------------
 James L. Barksdale


  John W. Stanton*               Director         April 28, 1994
 -------------------
  John W. Stanton


 John E. McCaw, Jr.*             Director         April 28, 1994
 -------------------
 John E. McCaw, Jr.


   Bruce R. McCaw*               Director         April 28, 1994
 -------------------
   Bruce R. McCaw

      Signature                    Title               Date
     ----------                   ------               -----

 Harold S. Eastman*              Director         April 28, 1994
 -------------------
 Harold S. Eastman



 Harold W. Andersen*             Director         April 28, 1994
 -------------------
 Harold W. Andersen



  Daniel J. Evans*               Director         April 28, 1994
 -------------------
  Daniel J. Evans



  John C. McDonald*              Director         April 28, 1994
 -------------------
  John C. McDonald



  Stuart M. Sloan*               Director         April 28, 1994
 -------------------
  Stuart M. Sloan



   Malcolm Argent*               Director         April 28, 1994
 -------------------
   Malcolm Argent



   Bruce R. Bond*                Director         April 28, 1994
 -------------------
   Bruce R. Bond




*By:  ANDREW A. QUARTNER
      -------------------
      Andrew A. Quartner
      Attorney-in-fact

                               EXHIBIT INDEX


    2.1 Agreement and Plan of Merger, dated August 16, 1993, among AT&T, Ridge Merger Corporation and McCaw Cellular Communications, Inc. (incorporated by reference to
         Exhibit 2(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, as amended)
    2.2 Agreement, dated as of August 16, 1993, among AT&T, Craig O. McCaw, John E. McCaw, Jr., Bruce R. McCaw and Keith W. McCaw, et al. (incorporated by reference to
         Exhibit 99(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, as amended)
    4.1 Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to
         Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, as amended)
    4.2  By-Laws of the Registrant (incorporated by reference to
         Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, as amended)
    5.1  Opinion of Perkins Coie
   12.1 McCaw Cellular Communications, Inc. and subsidiary companies schedule of computation of ratio of earnings to combined fixed charges and preferred stock dividends
   23.1  Consent of Arthur Andersen & Co.
   23.2  Consent of Ernst & Young
   23.3  Consent of Deloitte & Touche
   23.4  Consent of Arthur Andersen & Co.
   23.5  Consent of Coopers & Lybrand
   23.6  Consent of Perkins Coie (contained in Exhibit 5.1
         above)
   24    Powers of Attorney with respect to certain signatures